ISSUER FREE WRITING PROSPECTUS
(RELATING TO PRELIMINARY PROSPECTUS
SUPPLEMENT DATED JANUARY 13, 2010 AND
PROSPECTUS DATED DECEMBER 18, 2008)
FILED PURSUANT TO RULE 433
REGISTRATION NUMBER 333-156284

DELPHI FINANCIAL GROUP, INC.
$250,000,000 7.875% Senior Notes due 2020

Final Term Sheet

Dated January 14, 2010

Issuer:	Delphi Financial Group, Inc.

Security Type:	Senior Unsecured Fixed Rate Notes

Principal Amount:	$250,000,000

Maturity Date:	January 31, 2020

Ratings (Moody’s/ S&P/ Fitch)*:	Baa3/ BBB /BBB-

Pricing Date:	January 14, 2010

Settlement Date:	January 20, 2010 (T+3)

Coupon:	7.875%

Benchmark Treasury:	3.375% due November 15, 2019

Benchmark Treasury Yield:	3.734%

Benchmark Treasury Price:	97-2

Spread to Benchmark Treasury:	+ 414.1 basis points

Re-Offer Yield:	7.875%

Price to Public:	99.995% of principal amount

Interest Payment Dates:	Semi-annually on January 31 and July 31, commencing July 31, 2010

Redemption Provisions:

Make-whole call	At any time at a discount rate of Treasury plus 50 basis points

Interest Rate Adjustment:	If the rating on the notes from Moody’s Investors Service, Inc., which we refer to as Moody’s, Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., which we refer to as S&P, or Fitch Ratings, which we refer to as Fitch, is a rating set forth in the immediately following table, the per annum interest rate on the notes will increase from that set forth herein by the percentage set forth opposite that rating;

however, for this purpose, only the two lowest of the rating levels of Moody’s, S&P and Fitch shall be taken into account:

Rating	Rating Agency
Levels	Moody’s	S&P	Fitch	Percentage

1	Ba1	BB+	BB+	0.25%
2	Ba2	BB	BB	0.50%
3	Ba3	BB-	BB-	0.75%
4	B1 or below	B+ or below	B+ or below	1.00%

If any of Moody’s, S&P or Fitch subsequently increases its rating with respect to the notes to or above any of the threshold ratings set forth above, the per annum interest rate on such notes will be decreased such that the per annum interest rate equals the interest rate set forth herein plus the percentages (if any) applicable to the lowest two ratings levels of Moody’s, S&P and Fitch in effect immediately following the increase.

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s, S&P or Fitch, shall be made independent of any and all other adjustments. In no event shall (1) the per annum interest rate on the notes be reduced below the interest rate set forth herein, and (2) the total increase in the per annum interest rate on the notes exceed 2.00% above the interest rate set forth herein.

If any two of Moody’s, S&P or Fitch ceases to provide a rating of the notes, any subsequent increase or decrease in the interest rate of the notes necessitated by a reduction or increase in the rating by the agency continuing to provide the rating shall be twice the percentage set forth in the applicable table above.

No adjustments in the interest rate of the notes shall be made solely as a result of Moody’s, S&P or Fitch ceasing to provide a rating. If all of Moody’s, S&P and Fitch cease to provide a rating of the notes, the interest rate on the notes will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the notes on the date of their issuance.

Any interest rate increase or decrease described above will take effect from the first business day of the interest period during which a rating change requires an adjustment in the interest rate. If any of Moody’s, S&P or Fitch changes its rating of the notes more than once during any particular interest period, the last such change to occur will control in the event of a conflict.

The interest rate on the notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by either or both rating agencies) if the notes become rated A3, A- or A- or higher by any two of Moody’s, S&P and Fitch, respectively (or one of these ratings if only rated by one rating agency), with a stable or positive outlook by both such rating agencies.

Effect of Interest Rate Contingency:	In certain circumstances, if the rating on the notes changes, we may be obligated to pay additional interest on the notes. Our obligation to pay such additional interest may implicate the provisions of the Treasury regulations relating to “contingent payment debt instruments.” Under these regulations, however, a contingency should not cause a debt instrument to be treated as a contingent payment debt instrument if, as of the issue date, such contingency is “remote,” “incidental,” or, in certain circumstances, significantly more likely than not to occur. We intend to take the position that the foregoing contingency should not cause the notes to be contingent payment debt instruments. Our position is binding on a holder, unless the holder discloses in the proper manner to the IRS that it is taking a different position. However, this determination is inherently factual and we can give you no assurance that our position would be sustained if challenged by the IRS. A successful challenge of this position by the IRS would require a holder to accrue interest income at a rate higher than the stated interest rate on the notes, and would cause any gain from the sale or other disposition of a note to be treated as ordinary income, rather than capital gain. The discussion of certain U.S. federal income tax considerations assumes that the notes will not be considered contingent payment debt instruments. Holders are urged to consult their own tax advisors regarding the potential application of the contingent payment debt regulations to the notes and the consequences thereof.

Payment of Additional Amounts by a Foreign Successor Issuer:	A Foreign Successor Issuer is any entity that is organized in Bermuda, Canada, a European Union Member State or Switzerland and becomes a successor of Delphi as a result of a merger of Delphi with and into such entity after the date hereof in accordance with the provisions set forth in the Preliminary Prospectus Supplement “— Consolidation, Merger and Sale of Assets.”

All payments made under or with respect to the notes by any Foreign Successor Issuer will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including related penalties and interest) of whatever nature (collectively, “Taxes”) imposed or levied by or on behalf of any jurisdiction in which such Foreign Successor Issuer is organized or resident for tax purposes or from or through which such Foreign Successor Issuer makes any payment on the notes or any department or political subdivision thereof (each, a “Relevant Taxing Jurisdiction”), unless such Foreign Successor Issuer is required by law to withhold or deduct Taxes. If a Foreign Successor Issuer is required by law to withhold or deduct any amount for or on account of Taxes of a Relevant Taxing Jurisdiction from any payment made under or with respect to the notes, the Foreign Successor Issuer, subject to the exceptions listed below, will pay additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amount received by each holder of the notes after such withholding or deduction (including withholding or deduction attributable to Additional Amounts payable hereunder) will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted.

A Foreign Successor Issuer will not, however, pay Additional Amounts to a holder or beneficial owner of notes:

(a) to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for any present or former connection of the holder or beneficial owner with the Relevant Taxing Jurisdiction (other than a connection resulting solely from the ownership of notes);

(b) to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the failure of the holder or beneficial owner of notes, following the Foreign Successor Issuer’s written request (or other applicable withholding agent’s request) addressed to the holder, to the extent such holder or beneficial owner is legally eligible to do so, to comply with any certification, identification, information or other reporting requirements, whether required by statute, treaty, regulation or administrative practice of a Relevant Taxing Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Relevant Taxing Jurisdiction (including, without limitation, a certification that the holder or beneficial owner is not resident in the Relevant Taxing Jurisdiction);

(c) with respect to any estate, inheritance, gift, sales, use, transfer, value added, personal property, excise or any similar Taxes;

(d) if such holder of notes is a fiduciary or partnership or person other than the sole beneficial owner of such payment, to the extent the Taxes giving rise to such Additional Amounts would not have been imposed on such payment had the holder been the beneficiary, partner or sole beneficial owner, as the case may be, of such note;

(e) to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the presentation by the holder of any note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(f) with respect to any withholding or deduction that is imposed on a payment to an individual and that is required to be made pursuant to the European Council Directive on the taxation of savings income that was adopted by the ECOFIN Council on June 3, 2003 or any law implementing or complying with, or introduced in order to conform to, such directive (the “EU Savings Tax Directive”) or is required to be made pursuant to the Agreement between the European Community and the Swiss Confederation dated October 26, 2004 providing for measures equivalent to those laid down in the EU Savings Tax Directive (the “EU-Swiss Savings Tax Agreement”) or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, such agreements;

(g) to the extent the Taxes giving rise to such Additional Amounts would not have been imposed if the notes were presented for payment in another jurisdiction within the European Union;

(h) with respect to any Tax imposed by the United States, any state thereof or the District of Columbia;

(i) with respect to any Tax that is payable other than by withholding or deduction at source; or

(j) any combination of items (a), (b), (c), (d), (e), (f), (g), (h), (i) and (j).

A Foreign Successor Issuer will (i) make any such withholding or deduction required by law to be made by such Foreign Successor Issuer and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Foreign Successor Issuer will make reasonable efforts to obtain certified copies of tax receipts evidencing any payment by the Foreign Successor Issuer of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes. The Foreign Successor Issuer will provide to the trustee, within a reasonable time after the date the payment of any Taxes so deducted or withheld is due pursuant to applicable law, either a certified copy of tax receipts evidencing such payment, or, if such tax receipts are not reasonably available to the Foreign Successor Issuer, such other documentation that provides reasonable evidence of such payment by the Foreign Successor Issuer.

At least 30 calendar days prior to each date on which any payment under or with respect to the notes is due and payable, if the Foreign Successor Issuer will be obligated to pay Additional Amounts with respect to such payment (unless such obligation to pay Additional Amounts arises after the 40th day prior to the date on which payment under or with respect to the notes is due and payable, in which case it will be promptly thereafter), the Foreign Successor Issuer will deliver to the trustee an officers’ certificate stating that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the trustee to pay such Additional Amounts to holders of the notes on the payment date. The Foreign Successor Issuer will promptly publish a notice in accordance with the provisions set forth in the indenture stating that such Additional Amounts will be payable and describing the obligation to pay such amounts.

The obligations described under this heading will survive any termination, defeasance or discharge of the indenture and will apply mutatis mutandis to any successor to any Foreign Successor Issuer which successor is organized in Bermuda, Canada, a European Union Member State or Switzerland, or to any jurisdiction in which such successor is organized or is resident for tax purposes or any jurisdiction from or through which payment is made by such successor or its respective agents. Whenever the indenture or the Preliminary Prospectus Supplement — “Description of Notes” refers to, in any context, the payment of principal, premium, if any, interest or any other amount payable under or with respect to any note, such reference includes the payment of Additional Amounts as described hereunder, if applicable.

Tax Redemption:	If, as a result of:

(a) any amendment to, or change in, the laws or treaties (or regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction which is announced and becomes effective after the date on which a Foreign Successor Issuer becomes a Foreign Successor Issuer (or, where a jurisdiction in question does not become a Relevant Taxing Jurisdiction until a later date, such later date); or

(b) any amendment to, or change in, the official application or official interpretation of the laws, treaties, regulations or rulings of any Relevant Taxing Jurisdiction which is announced and becomes effective after the date on which a Foreign Successor Issuer becomes a Foreign Successor Issuer (or, where a jurisdiction in question does not become a Relevant Taxing Jurisdiction until a later date, such later date), such Foreign Successor Issuer would be obligated to pay, on the next date for any payment and as a result of that amendment or change, Additional Amounts as described above under “— Payment of Additional Amounts by a Foreign Successor Issuer” with respect to the Relevant Taxing Jurisdiction, which such Foreign Successor Issuer reasonably determines it cannot avoid by the use of reasonable measures available to it, then such Foreign Successor Issuer may redeem all, but not less than all, of the notes, at any time thereafter, upon not less than 30 nor more than 60 days’ notice, at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date. Prior to the giving of any notice of redemption described in this paragraph, a Foreign Successor Issuer will deliver to the trustee:

(a) a certificate signed by an officer of such Foreign Successor Issuer stating that the obligation to pay the Additional Amounts cannot be avoided by such Foreign Successor Issuer’s taking reasonable measures available to it; and

(b) a written opinion of independent legal counsel to such Foreign Successor Issuer of recognized standing to the effect that such Foreign Successor Issuer has or will become obligated to pay such Additional Amounts as a result of a change, amendment, official interpretation or application described above.

A Foreign Successor Issuer will publish a notice of any optional redemption of the notes described above in accordance with the provisions of the indenture described in the Preliminary Prospectus Supplement under “Description of Notes — Redemption of Notes at Our Option.” No such notice of redemption may be given more than 60 days before the Foreign Successor Issuer first becomes liable to pay any Additional Amounts.

Risk Factor:	Downgrades or other changes in our credit ratings could affect our financial results and reduce the market value of the notes.

The interest rate payable on the notes will be subject to adjustment from time to time if any rating agency, downgrades the credit rating assigned to the notes as described above. We can give no assurance, however, that such adjustment will fully compensate you for any loss in value of the notes as a result of any ratings downgrade.

CUSIP / ISIN:	247131 AF2 / US247131AF28

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Banc of America Securities LLC

Wells Fargo Securities, LLC

Joint Lead Managers:	J.P. Morgan Securities Inc.

U.S. Bancorp Investments, Inc.

Senior Co-Manager:	KeyBanc Capital Markets Inc.

Co-Managers:	SG Americas Securities, LLC

The Williams Capital Group, L.P.

*	A credit rating is not a recommendation to buy, sell or hold the securities and may be subject to revision or withdrawn at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to the notes does not enhance, affect or address the likely performance of the notes other than the ability of the Issuer to meet its obligations.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling toll-free 1-800-294-1322 at Banc of America Securities LLC or 1-800-326-5897 at Wells Fargo Securities, LLC.